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                     SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2001

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
                ---               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes___ No X
                  ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)


FORM 6-K: TABLE OF CONTENTS

     1. Press Release of Scottish Power plc, dated November 7, 2001, 2/nd/ Quarter 2001 dividend

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                             /s/ Scottish Power plc
                             --------------------------
                             (Registrant)

                             By: /s/ Alan McCulloch
                             --------------------------
                             Alan McCulloch
                             Assistant Company Secretary

                             Date November 7, 2001
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ScottishPower
7 November 2001

On 7 November 2001 ScottishPower announces that the dividend for the second quarter ended 30 September 2001 is 6.835 pence per ordinary share. The dividend will be payable on 14 December 2001 to shareholders on the register on 16 November 2001.

The dividend rate per American Depositary Share (ADS) is $0.3979. The ADS dividend will be paid on 14 December 2001 to ADS holders of record on 16 November 2001.

For further enquiries:

Alan McCulloch             Assistant Company Secretary             0141 566 4683